SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

Pacific Drilling S.A.
(Name of Issuer)

Common shares, par value $0.01 per share
(Title of Class of Securities)

L7257P 205
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Name of Reporting Person Quantum Pacific (Gibraltar) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Gibraltar
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0 common shares
	6	Shared Voting Power: 3,842,729 common shares
	7	Sole Dispositive Power: 0 common shares
	8	Shared Dispositive Power: 3,842,729 common shares
9		Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,729 common shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent Of Class Represented By Amount In Row 9 5.1%
12		Type of Reporting Person CO

1		Name of Reporting Person Quantum Pacific International Limited (1)
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0 common shares
	6	Shared Voting Power: 3,842,729 common shares
	7	Sole Dispositive Power: 0 common shares
	8	Shared Dispositive Power: 3,842,729 common shares
9		Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,729 common shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent Of Class Represented By Amount In Row 9 5.1%
12		Type of Reporting Person CO

(1)
The 3,842,729 common shares of Pacific Drilling, S.A. owned by Quantum Pacific (Gibraltar) Limited may be deemed to be beneficially owned by Quantum Pacific International limited, as Quantum Pacific (Gibraltar) Limited is a wholly-owned indirect subsidiary of Quantum Pacific International Limited; the indirect ultimate owner of Quantum Pacific International Limited is a discretionary trust in which Mr. Idan Ofer is the beneficiary.

Item 1(a).	Name of Issuer:

Pacific Drilling S.A.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8-10, Avenue de la Gare, L-1610 Luxembourg

Item 2(a).	Name of Person Filing:

Quantum Pacific (Gibraltar) Limited

Quantum Pacific International Limited

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons” and each a “Reporting Person”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Quantum Pacific (Gibraltar) Limited – 57/63 Line Wall Road, Gibraltar GX11 1AA

For Quantum Pacific International Limited – c/o Quantum Pacific Monaco SARL, 7 Avenue de Grande Bretagne, MC 98000 MONACO

Item 2(c)	Citizenship:

See Item 4 on each cover page hereto.

Item 2(d).	Title of Class of Securities:

Common shares, par value $0.01 per share

Item 2(e).	CUSIP Number:

L7257P 205

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:3, 842,729 common shares

(b)	Percent of Class: 5.1%

(c)	Number of shares as to which such person has:

(i)	See the responses to Item 5 on the attached cover pages.

(ii)	See the responses to Item 6 on the attached cover pages.

(iii)	See the responses to Item 7 on the attached cover pages.

(iv)	See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 16, 2019

Quantum Pacific International Limited	/s/ John Frank Megginson
	Name:	John Frank Megginson
	Title:	Director

Quantum Pacific (Gibraltar) Limited	/s/ John Frank Megginson
	Name:	John Frank Megginson
	Title:	Director